06004552

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION FEB 27 2006 WASH. D.C. 199

RECD S.E.C. FEB 27 2006 503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 400
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Boccella 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd.
(Name – *if individual, state last, first, middle name*)

2901 Jolly Road	Plymouth Meeting	PA	19462
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Patrick Lubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

2-24-06

Notary Public

NOTARIAL SEAL
BERNARD Z. SCHANTZER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires May 8, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1~~XXXXXX~~ ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

Elko & Associates Ltd

Albert L. Elko, CPA
Michael J. Reinking, CPA
Robert G. Morlock, CPA, CVA
Michael Pozielli, CPA
Gregory D. Stratoti, CPA, MST
Leonard V. Santivasi, CPA
John J. Nihill, CPA
Marc R. Simmons, CPA, CFP
Richard J. Thomas, CPA, CVA, CFFA
M. Deborah Pitt, E.A., Principal
Joseph J. Glowacki (Retired)

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information accompanying the financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule I is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elko & Associates Ltd

January 18, 2006

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
New Jersey • 856-845-6660 • Fax: 610-566-1040

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS		
Cash	$ 414,769	$ 266,833
Marketable securities	8,795	2,523
Commissions receivable - clearing broker	89,681	114,433
Receivables - stockholder and employees	55,226	102,410
Prepaid expenses	32,348	28,605
Furniture and equipment - net of accumulated depreciation of $78,555 and $64,602	24,261	36,967
Other assets	5,151	10,176
TOTAL ASSETS	$ 630,231	$ 561,947
LIABILITIES		
Securities sold, not yet purchased, at market value	$ 4,896	$ -
Current portion of long term debt	54,248	-
Accounts payable	43,555	30,205
Accrued expenses	233	376
Long term debt net of current portion	108,496	-
Total Liabilities	211,428	30,581
STOCKHOLDERS' EQUITY		
Common stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and 812 shares outstanding - 2005, 965 shares outstanding - 2004	507,500	507,500
Additional paid-in capital	10,031	10,031
Retained earnings	134,519	81,035
LESS: Treasury stock - 203 shares, at cost	233,247	67,200
Total Stockholders' Equity	418,803	531,366
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 630,231	$ 561,947

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004
COMMISSION INCOME	$ 2,787,160	$ 3,101,292
OPERATING EXPENSES		
Clearance fees	185,804	186,218
Depreciation	13,952	16,753
Employee benefits	164,657	185,406
Insurance	1,146	1,318
Payroll taxes	96,058	116,813
Regulatory fees	22,639	30,260
Salaries	1,564,419	1,907,852
Telephone	52,192	60,345
Trading software expense	68,175	69,300
Total Operating Expenses	2,169,042	2,574,265
GENERAL AND ADMINISTRATIVE EXPENSES	571,910	538,792
INCOME (LOSS) FROM OPERATIONS	46,208	(11,765)
OTHER INCOME (EXPENSE)		
Interest Income	6,071	4,332
Unrealized gain on investments	6,230	160
Realized loss on warrants	(5,025)	(10,050)
Total Other Income (Expense)	7,276	(5,558)
NET INCOME (LOSS)	$ 53,484	$ (17,323)

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2004	$ 507,500	$ 10,031	$ 291,208	$ -	$ 808,739
PURCHASE OF 50 SHARES OF TREASURY STOCK	-	-	-	(67,200)	(67,200)
NET LOSS	-	-	(17,323)	-	(17,323)
DISTRIBUTIONS TO STOCKHOLDERS	-	-	(192,850)	-	(192,850)
BALANCE - DECEMBER 31, 2004	507,500	10,031	81,035	(67,200)	531,366
PURCHASE OF 153 SHARES OF TREASURY STOCK	-	-	-	(166,047)	(166,047)
NET INCOME	-	-	53,484	-	53,484
BALANCE - DECEMBER 31, 2005	$ 507,500	$ 10,031	$ 134,519	$ (233,247)	$ 418,803

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 53,484	$ (17,323)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	13,952	16,753
Realized loss on warrants	5,025	10,050
Unrealized gain on marketable securities	(6,230)	(160)
(Increase) decrease in assets		
Commissions receivable - clearing broker	24,752	(3,662)
Prepaid expenses	(3,743)	1,970
Other assets	-	325
Increase (decrease) in liabilities		
Accounts payable	13,353	(567)
Accrued expenses	(143)	-
Net Cash Provided by Operating Activities	100,450	7,386
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	4,851	-
Purchase of furniture and equipment	(1,246)	(15,271)
Receivables - stockholder and employees	47,184	20,119
Net Cash Provided by Investing Activities	50,789	4,848
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of treasury stock	(3,303)	(67,200)
Distributions to stockholders	-	(192,850)
Net Cash Used in Financing Activities	(3,303)	(260,050)
NET INCREASE (DECREASE) IN CASH	147,936	(247,816)
CASH - BEGINNING OF YEAR	266,833	514,649
CASH - END OF YEAR	$ 414,769	$ 266,833

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on their own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash consists of funds held in checking and money market accounts at two banks.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made in these statements.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs - The Company expenses advertising costs as incurred. Advertising costs were $2,750 and $4,175 for the years ended December 31, 2005 and 2004, respectively.

Income Taxes - The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required in these financial statements.

Reclassifications - Certain amounts previously reported in the financial statements for the prior year have been reclassified to conform with the current year classifications.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE B - Marketable Securities

A summary of aggregate fair value and other information by security type at the balance sheet date is as follows:

	Cost	Net Unrealized Gain (Loss)	Fair Value
December 31, 2005			
Common Stock	$3,251	$5,544	$8,795
December 31, 2004			
Common Stock	3,251	(728)	2,523

At December 31, 2005, marketable securities sold, not yet purchased, consist of investments at market value as follows:

	Sold Not Yet Purchased
Municipal Bond	$4,896

NOTE C - Furniture and Equipment

Furniture and equipment are summarized by major classifications as follows at December 31:

	2005	2004
Office equipment	$ 14,487	$ 14,486
Furniture and fixtures	34,920	34,920
Computer equipment	53,409	52,163
Total	102,816	101,569
Accumulated depreciation	78,555	64,602
Total Furniture and Equipment	$ 24,261	$ 36,967

NOTE D - Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (7.75% and 5.75% at December 31, 2005 and 2004, respectively).

- continued -

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE D - Line of Credit - continued

There were no borrowings under the line of credit agreement at December 31, 2005 and 2004.

The line of credit has the following financial covenants which are required to be maintained throughout the term of the line:

- Minimum net worth of $500,000
- Debt to worth ratio not to exceed 0.75

The Company did not meet the minimum net worth covenant for the year ended December 31, 2005.

NOTE E - Long-Term Debt

Long-term debt at December 31, 2005 and 2004, consists of the following:

	2005
Note payable to a former stockholder, payable in three annual installments of $54,248, plus interest of 4.82% on the outstanding balance through January 2008.	$ 162,744
Less Current Portion	54,248
Total Long-Term Debt	$ 108,496

The following are maturities of long-term debt:

2006	$ 54,248
2007	54,248
2008	54,248
Total	$ 162,744

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE F - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2007. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13. Rent expense for the years ended December 31, 2005 and 2004 was $73,940 and $72,060, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

2006	75,634
2007	64,442
Total	$ 140,076

NOTE G - Supplemental Disclosure of Cash Flow Information

	2005	2004
Noncash Investing and Financing Activities:		
Treasury stock purchased with issuance of long-term debt	$ 162,744	$ -

NOTE H - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2005 and 2004, the Company's "Aggregate Indebtedness" was $211,428 and $30,581, respectively, and "Net Capital" was $300,158 and $352,056, respectively, and its ratio of aggregate indebtedness to net capital was .70 to 1 and .09 to 1, respectively. Net capital exceeded minimum capital requirements by $200,158 and $252,056 at December 31, 2005 and 2004, respectively.

NOTE I - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Board of Directors determines Company contributions annually, and there is no requirement to match the employee contribution. The Company was required to make contributions during the years ended December 31, 2005 and 2004 because the Plan was deemed to be top heavy. Company contributions to the Plan for the years ended December 31, 2005 and 2004 were $13,366 and $11,783, respectively.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE J - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31,	
	2005	2004
Advertising	$ 2,750	$ 4,175
Business use and occupancy tax	10,097	31,236
Capital stock tax	2,637	8,852
Dues and subscriptions	97,627	100,402
Insurance	13,068	12,134
Insurance - officer's life	1,743	2,580
Internet expense	44,573	33,945
Legal and accounting fees	121,717	20,401
Office expense	15,430	11,363
Office supplies	5,697	6,938
Payroll taxes	5,257	5,581
Profit sharing	13,366	11,783
Rent	73,940	72,060
Repairs and maintenance	8,262	6,367
Salaries	85,613	92,546
Travel and entertainment	70,133	118,429
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 571,910	$ 538,792

SCHEDULE I

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2005	DECEMBER 31, 2004
NET CAPITAL		
Total Stockholders' Equity	$ 418,803	$ 531,366
Deductions and/or Charges		
Nonallowable assets		
Funds in excess of required clearing deposits	-	773
Receivables - stockholders, officers, employees and other	55,226	102,410
Prepaid expenses	32,348	28,605
Property and equipment	24,261	36,967
Long-term investments	5,025	10,050
Security deposits	126	126
Net capital before haircuts on securities positions	301,817	352,435
Haircut on securities	1,659	379
Net Capital	$ 300,158	$ 352,056
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 43,555	$ 30,205
Accrued Expenses	233	376
Securities sold, not yet purchased	4,896	-
Long-term debt	162,744	-
Total Aggregate Indebtedness	$ 211,428	$ 30,581
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital at 1500%	$ 200,158	$ 252,056
Excess Net Capital at 1000%	$ 200,158	$ 252,056
Ratio: Aggregate Indebtedness to Net Capital	.70 to1	.09 to 1
Net capital as reported in Company's Part II (Unaudited) Focus Report	$ 300,163	$ 352,056
Net audit adjustments	(5)	-
Net capital	$ 300,158	$ 352,056

Elko & Associates Ltd

Albert L. Elko, CPA
Michael J. Reinking, CPA
Robert G. Morlock, CPA, CVA
Michael Pozielli, CPA
Gregory D. Stratoti, CPA, MST
Leonard V. Santivasi, CPA
John J. Nihill, CPA
Marc R. Simmons, CPA, CFP
Richard J. Thomas, CPA, CVA, CFFA
M. Deborah Pitt, E.A., Principal
Joseph J. Glowacki (Retired)

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Regional Brokers, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
2901 Jolly Road • Plymouth Meeting, PA 19462 • 610-279-9100 • Fax: 610-279-7100
New Jersey • 856-845-6660 • Fax: 610-566-1040

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

January 18, 2006